UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the months of: October 2 to November 16, 2009
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

SIGNATURES
EXHIBIT INDEX
EX-99.1: Total signs Heads of Agreement with KazMunaiGas to develop the Khvalynskoye field, Kazakhstan
EX-99.2: Total to Develop the Timimoun Gas Project in Algeria
EX-99.3: Total Intends to Take an Active Part in BioTfueL
EX-99.4: Yemen LNG starts production
EX-99.5: Oil discovery on deep offshore Block 17/06, Angola
EX-99.6: Total Signs a Research Agreement with MIT
EX-99.7: 3Q 2009 Results of Total S.A.
EX-99.8: 3Q 2009 Results of Total Gabon

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: November 17, 2009	By:	/s/ Jérôme Schmittt
		Name:	Jérôme SCHMITT
		Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1	Kazakhstan: Total signs Heads of Agreement with KazMunaiGas to develop the Khvalynskoye field (October 6, 2009)

•	EXHIBIT 99.2:	Total to Develop the Timimoun Gas Project in Algeria (October 7, 2009)

•	EXHIBIT 99.3:	Biofuels: Total Intends to Take an Active Part in BioTfueL France’s Second-Generation Biodiesel Pilot Program (October 8, 2009)

•	EXHIBIT 99.4:	Yemen LNG starts production. (October 15, 2009)

•	EXHIBIT 99.5:	Angola: Oil discovery on deep offshore Block 17/06 (October 23, 2009)

•	EXHIBIT 99.6:	Batteries for Solar Power Storage: Total Signs a Research Agreement with MIT (November 3, 2009)

•	EXHIBIT 99.7:	Third Quarter 2009 Results (November 4, 2009)

•	EXHIBIT 99.8:	Total Gabon: Third-Quarter 2009 Financial Results (November 12, 2009)